COMPASS EMP FUNDS TRUST

17605 WRIGHT STREET

OMAHA, NE  68130

March 7, 2014

VIA ELECTRONIC TRANSMISSION

Ed Bartz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Compass EMP Funds Trust. File Nos. 333-181176 and 811-22696

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, Compass EMP Funds Trust (the "Registrant") and Northern Lights Distributors, LLC (the Registrant’s principal underwriter/distributor for the Compass EMP Commodity Strategies Enhanced Volatility Weighted Fund that is a series of the Registrant), hereby request that the Commission accelerate the effective date of Post-Effective Amendment No. 18 to the Registrant's Registration Statement (the "Amendment"), which was filed on March 7, 2014, to March 7, 2014, or the earliest practicable date thereafter.  Absent acceleration, the Amendment would become effective on May 6, 2014.

The Amendment was filed under the Securities Act for the purpose of making changes to the investment strategy of the Compass EMP Commodity Strategies Enhanced Volatility Weighted Fund (formerly known as the Compass EMP Commodity Long/Short Strategies Fund).  If you have any questions concerning this request please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Compass EMP Funds Trust

Northern Lights Distributors, LLC

By: /s/ Robert W. Walker, Jr.

By: /s/ Brian Nielsen

Name:

Robert W. Walker, Jr.

Name:

Brian Nielsen

Title:

Treasurer

Title:

Chief Executive Officer